Exhibit 15.1

ACCOUNTANTS’ ACKNOWLEDGEMENT

We are aware that LCNB Corp. is incorporating by reference in this Prospectus filed on Form 424(B)(5) its Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, which includes our report dated May 6, 2013, and for the year to date and quarter ended June 30, 2013, which includes our report dated August 5, 2013, covering the unaudited interim financial statements contained therein. Pursuant to Regulation C of the Securities Act of 1933, these reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of that Act.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio
November 1, 2013